FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                February 8, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Section 198 Notice dated 8 February, 2005




8 February 2005



British Energy Group plc

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT



British Energy Group plc has received notification from Fidelity Investments of the following:


1. Company in which shares are held:      British Energy Group plc

2. Notifiable interest:    Ordinary Shares

(A)               FMR Corp.
                  82 Devonshire Street
                  Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B)               Fidelity International Limited (FIL)
                  P.O. Box HM 670
                  Hamilton
                  HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

                  Mr. Edward C. Johnson 3d
                  82 Devonshire Street
                  Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


Schedule A

Security: British Energy Group plc

                                SHARES      MANAGEMENT      NOMINEE/REGISTERED NAME
                                  HELD       COMPANY
                               584,059         FII          JP MORGAN, BOURNEMOUTH Total
                             4,772,717         FIL          BROWN BROS HARRIMN LTD LUX Total
                            10,422,985         FISL         JP MORGAN, BOURNEMOUTH Total
                             2,128,800        FMRCO         BROWN BROTHERS HARRIMAN AND CO Total
                               151,500         FPM          BANK OF NEW YORK BRUSSELS Total
                                21,040         FPM          NORTHERN TRUST LONDON Total
                            18,081,101                      Grand Total Ordinary Shares



Current ownership percentage:    3.22%

Shares in Issue:           561,016,553






END

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: February 8, 2005                     BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations